February 21, 2006



Mail Stop 6010


Fumihiro Kozato
President and Chief Executive Officer
Techwell, Inc.
408 East Plumeria Drive
San Jose, CA 95134

Re:	Techwell, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed February 17, 2006
	         File No. 333-130965
Dear Mr. Kozato:
	We note that the amendment you filed on February 17, 2006, in response to staff comments does not include updated audited financial statements that are required by Rule 3-12 of Regulation S-X. In view of this material deficiency, we will defer our review of your registration statement until you file another amendment that contains the required financial statements and updates related information throughout the filing.

	You may contact Tara Harkins at (202) 551-3639 or in her absence, Michele Gohlke at (202) 551-3327 if you have questions regarding the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or in his absence, Russ Mancuso at (202) 551-3617 with any other questions.

      					Sincerely,




      Peggy A. Fisher
      Assistant Director
cc:	Davina Kaile, Esq.